Exhibit 99.1

August 4, 2016

Members of the Board of Directors
c/o Paul Sunu, CEO
FairPoint Communications, Inc.
521 E Morehead St
Charlotte, NC 28202

Gentlemen:

Investment funds affiliated with Maglan Capital LP (collectively, "Maglan") are significant, long-term shareholders of FairPoint Communications, Inc. ("FairPoint" or the "Company"), with holdings together representing beneficial ownership of approximately 7.5 % of FairPoint's outstanding common equity. As we recently stated in our letter dated, June 6, 2016, the FairPoint Board of Directors (the "Board") has failed to act in ways that protect and enhance shareholder value and reward shareholders for the Company's successes.

As we stated previously, FairPoint's stock trades at a significant discount to its peers. Moreover, its share price is currently at approximately $14.61 per share, in contrast to the $20+ share price it achieved in early 2015 after the successful conclusion of its unionized-labor force strike and renegotiation of the related collective bargaining agreements. Based on FairPoint's recent operating results and related company rhetoric and recent share-price activity, we believe that absent shareholder-focused activity, the discrepancy between FairPoint's improved balance-sheet, operating performance and prospects, on the one hand, and its current market valuation, on the other, will continue to the detriment of FairPoint shareholders. Therefore, the Board should immediately take the following value-creating initiatives:

i.	Establish a program to repurchase Company shares on the open market;
ii.	Appoint a new member to the Board to be selected by Maglan; and
iii.	Form a special committee to review and consider strategic alternatives, with Maglan's Board appointee as the chair.

On August 3, 2016, the Company reported its operating results for the 2nd quarter, and those results were solid and a sizable cash-balance has accumulated, which should continue to grow in forthcoming quarters. Nevertheless, on the related investor teleconference, when management was probed on value-creating initiatives for shareholders, Paul Sunu, the CEO, stated that the Company would prefer to participate in the consolidation of the industry. And, to that end, the Company made a small business acquisition during the quarter. Also during the quarter, the Company made a belated, feeble and ultimately unsuccessful attempt to retire debt at a discount. Currently, the Company's 8.75% bonds are quoted above par where as they were at 96 before our June 6th letter was released. Furthermore, without any visible rigorous review, the Company dismissed share buybacks and shareholder dividends.

Year-to-date, the Company's share-price has lost over 8% of its value, while peers, like Frontier, Windstream, CenturyLink and Consolidated Communications have gained +3%, +40%, +20% and +29%, respectively. In stark contrast, Paul Sunu has been and remains one of the highest compensated CEOs in the industry relative to the size and earnings of the company; in many instances 10-times the relative compensation of his peers. With a grossly healthy compensation structure with limited risk from share-price performance, it is understandable that an executive would be unexcited about immediate shareholder accretive activity versus building a corporate cash-balance for safety, and possibly for growth.

Furthermore, other than the exercise of annual compensation-related options, NO member of the Board has purchased even one share of stock in the past 2 years. And, other than Paul Sunu, no member of the Board directly owns more than 90,000 shares, which fails to display the proper alignment of interests between the Board and shareholders and may compromise the Board's ability to properly evaluate and address the opportunities to enhance shareholder value at the Company.

Based on the operational consistency of the Company and the strength of its balance-sheet, the Board should immediately consider a share repurchase program.

Strategic Review

In our view, based on 5 years of investment history with the Company, coupled with thorough experience with and diligence on the wireline telecommunications industry, the overwhelming majority of FairPoint's operational turnaround is complete, and any remaining organic improvement opportunities are merely at the fringes. Therefore, the Company, operating in a consolidating industry, is prime to be sold. The Company offers any potential purchaser multiple attractive and accretive benefits, including:

•	One of the few remaining contiguous footprints in the wireline telecom industry, in Northern-New England;
•	The opportunity to offer for the first time current and potential FairPoint customers a traditional video service and triple-play package;
•	A reduced cost-of-capital for FairPoint's operations (FairPoint's debt currently carries a high, 8.75% interest-rate);
•	Industry-standard labor terms, with already reduced pension and OPEB liabilities; and
•	Economies-of-scale relating to costs and expenses and other synergies.

FairPoint's current enterprise-value is 5x projected 2016 EBITDA well short of the greater than 6x EBITDA transactions that have taken place over the past few years. Based on our analysis, a sale of FairPoint at 6x EBITDA would result in a share price of $23 per share, or 60% higher than the current price. As we stated previously, other, larger participants in the wireline space have been active and acquisitive recently, at prices substantially higher than 6x EBITDA, before synergies. For instance, in 2015 Frontier Communications ("Frontier") acquired $10B of Verizon's wireline assets in three states, at a price that valued those assets at 6.4x EBITDA. Previously, Frontier purchased AT&T's wireline assets in Connecticut for 6.2x EBITDA. Frontier and other peers such as, Communications Sales & Leasing (CSAL), Consolidated Communications (CNSL), Windstream Communications (WIN), Cincinnati Bell (CBB) and CenturyLink (CTL) are natural potential acquirers of FairPoint's assets.

On these bases, it is clear to us that the Company should pursue a strategic review of a possible sale of the Company. And, in connection with that review, Maglan demands to appoint an additional member to the Board, who will also chair the Committee appointed to conduct the strategic review.

* * * *

Shareholders should no longer have to continue to wait to receive what is due. The Company's operational transformation is complete. The Company and the Board should turn its attention directly to shareholders and, specifically, unlocking shareholder value.  We hope that you will take our concerns seriously and immediately engage with us to discuss the value-enhancing initiatives outlined in this letter.  We remind you that the Board's duties are to FairPoint shareholders.

Sincerely,

MAGLAN CAPITAL LP			MAGLAN CAPITAL LP

By:	/s/ Steven Azarbad		By:	/s/ David D. Tawil
	Name:	Steven Azarbad		Name:	David D. Tawil
	Title:	Chief Investment Officer		Title:	President

cc:	Edward D. Horowitz
Michael J. Mahoney
David L. Treadwell
Wayne L. Wilson
Peter Gingold
Dennis J. Austin
Michael K. Robinson
Peter Aquino